Exhibit 99.2

Execution Version

TRUST AGREEMENT

TRUST AGREEMENT dated as of February 20, 2019 (this “Trust Agreement” or this “Agreement”) between Sinovac Biotech Ltd., as depositor (the “Depositor”), and Wilmington Trust, National Association, a national banking association, as trustee (the “Trustee”).

RECITALS:

WHEREAS, the Depositor is a party to that certain Rights Agreement between the Depositor and Pacific Stock Transfer Company (“Pacific Stock”), as Rights Agent (as amended and restated, the “Rights Agreement”) (capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Rights Agreement);

WHEREAS, on February 18, 2019, a majority of the board of directors of the Depositor (the “the Board”) determined that 1Globe Capital LLC, Chiangjia Li, OrbiMed Advisors LLC, and those additional shareholders who voted together with the foregoing at the annual meeting held in February 2018, together with their Affiliates and Associates (collectively, the “Collaborating Shareholders”), became Acquiring Persons under the Rights Agreement and further determined that such Acquiring Persons were not Exempt Persons, and the acquisitions resulting in their becoming Acquiring Persons were not Exempt Acquisitions;

WHEREAS, a Share Acquisition Date thereby occurred on February 18, 2019 and the Rights were therefore outstanding as of such date (other than such Rights formerly held by the Collaborating Shareholders, which Rights became void pursuant to Section 11.1.2 of the Rights Agreement);

WHEREAS, pursuant to Section 27 of the Rights Agreement, on February 18, 2019, the Board declared an exchange (the “Exchange”) of Rights (other than any Rights that became void pursuant to Section 11.1.2 of the Rights Agreement), which shall be effective as of the close of trading in the United States on the Exchange Date (as defined below) at an exchange ratio of 0.655 shares of the Depositor’s common shares, par value $0.001 per share (the “Common Shares”), and 0.345 shares of the Depositor’s Series B Convertible Preferred Shares, par value $0.001 per share (as may be subsequently converted to shares of Common Stock pursuant to the terms thereof, the “Series B Preferred Shares”), per Right (together, an “Exchange Share” and, collectively, the “Exchange Shares”);

WHEREAS, the total Exchange Shares to be received by any shareholder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share;

WHEREAS, pursuant to the Rights Agreement and the resolutions of the Board, each shareholder of record (other than the Collaborating Shareholders) as of the close of trading on the day the Financial Services Regulatory Commission of Antigua and Barbuda returns a file-stamped copy of the Certificate of Designations of the Series B Preferred Shares to the Depositor, which date shall be certified in writing by Depositor to the Trustee, upon which certification the Trustee may conclusively rely (the “Exchange Date”) (collectively, the “Exchange Participants”) is entitled to receive Exchange Shares;

WHEREAS, in order to provide for an orderly and efficient completion of the Exchange in accordance with Section 27.1 of the Rights Agreement, and to ensure that only the Exchange Participants receive the Exchange Shares (together with any dividends or distributions thereon made after the date hereof), the Depositor desires to form a trust to hold and distribute the Exchange Shares (together with any dividends or distributions thereon made after the date hereof) in the Exchange, in accordance with the terms of this Agreement; and

WHEREAS, the Trustee is willing to accept the duties and obligations imposed hereby on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

ORGANIZATION

SECTION 1.1 Creation of Trust. The Depositor and the Trustee hereby create a trust (the “Trust”) on the terms and conditions set forth herein for the benefit of the Depositor. The Trust shall be known as “Shareholder 2019 Rights Exchange Trust,” in which name the Trustee may conduct the business of the Trust, make and execute contracts, and sue and be sued. It is the intention of the parties hereto that the Trust created hereby constitute a statutory trust under Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. § 3801 et seq. (the “Delaware Statutory Trust Act”) and that this Agreement constitute the governing instrument of the Trust. The Trustee is hereby authorized and directed to execute and file a certificate of trust with the Secretary of State of the State of Delaware in the form attached hereto as Exhibit A.

SECTION 1.2 Situs of Trust. The Trust will be located and administered in the State of Delaware. The only office of the Trust will be at the Corporate Trust Office of the Trustee within the State of Delaware.

SECTION 1.3 Appointment of Trustee. The Depositor hereby appoints the Trustee as trustee of the Trust, effective as of the date hereof (the “Effective Time”), to have all the rights, powers and duties set forth herein. The Trustee hereby accepts such appointment and declares that it will hold the Trust Estate (as defined herein) upon the trusts set forth herein and for the use and benefit of the Beneficiaries (as defined herein).

SECTION 1.4 Purposes and Powers of the Trust. The purposes of the Trust are, and the Trust shall have the power and authority, to engage in the following activities:

(a)         to accept and hold the Trust Estate;

(b)        to distribute the Trust Estate to the Beneficiaries pursuant to the terms hereof; and

(c)          to engage in those activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith.

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SECTION 1.5 Transfer to Trust. On the Exchange Date, the Depositor shall transfer and deposit into the Trust, for the purposes set forth herein, that number of Common Shares and Series B Preferred Shares equal to the total number of Common Shares and Series B Preferred Shares issuable pursuant to the Exchange. Such deposit, together with any dividends or distributions thereon made after the Exchange Date and all other assets or rights held from time to time by the Trust, shall constitute the “Trust Estate.” In connection with such initial deposit, as promptly as practicable after the Exchange Date, the Depositor shall deliver, or cause to be delivered, to the Trustee written confirmation of the number of Common Shares and Series B Preferred Shares that have been issued in the name of the Trust and a list procured from the Depository Trust Company identifying all eligible Exchange Participants and the number of Exchange Shares to which each such Exchange Participant is entitled. In connection with each deposit made after the Exchange Date, the Depositor shall deliver, or cause to be delivered, to the Trustee a written notice describing the assets so deposited and the rights of the Beneficiaries with respect thereto.

SECTION 1.6 Title to Trust Property. Legal title to the Trust Estate shall be vested at all times in the Trust as a separate legal entity except where applicable law in any jurisdiction requires title to any part of the Trust Estate to be vested in a trustee or trustees, in which case title shall be deemed to be vested in the Trustee (but only if the Trustee provides its prior written consent which may be granted or withheld in its sole discretion), a co-trustee and/or a separate trustee, as the case may be.

ARTICLE II

BENEFICIARIES

SECTION 2.1 Beneficiaries. The Exchange Participants shall automatically, and without any action being required of such Persons, be the beneficial owners (each, a “Beneficiary” and collectively, the “Beneficiaries”) of the Trust Estate, each owning the same number of Beneficial Interest Units as Common Shares held as of the Exchange Date (and as set forth on the list to be delivered pursuant to Section 1.5). For purposes of this Trust Agreement, “Beneficial Interest Units” shall mean units of the undivided beneficial interest (as provided in this Trust Agreement) of the Beneficiaries in the Trust Estate. The Beneficial Interest Units shall be uncertificated. For the avoidance of doubt, the Collaborating Shareholders shall not be Beneficiaries of the Trust.

SECTION 2.2 Transfer of Beneficial Interest Units. Beneficial Interest Units may not be transferred in any manner whatsoever (including, without limitation, by sale, exchange, gift, pledge or creation of a security interest) except (a) by bequest or inheritance in the case of an individual Beneficiary, or (b) by operation of law.

ARTICLE III

DECLARATION OF TRUST

SECTION 3.1 Declaration of Trust. The Trustee hereby declares that it will hold the Trust Estate and all other assets and documents delivered to it pursuant to this Trust Agreement, in trust upon and subject to the conditions set forth herein for the use and benefit of the Beneficiaries. The Trust is being established by the Depositor for the protection and conservation of the Trust Estate.

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ARTICLE IV

DISTRIBUTIONS OF TRUST ESTATE

SECTION 4.1 Distributions. (a) Each Beneficial Interest Unit shall entitle the holder thereof to distribution of one Exchange Share from the Trust upon the terms and conditions provided herein, plus any dividends or distributions on the underlying Exchange Shares made after the Exchange Date; provided, that the total Exchange Shares to be received by any shareholder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share. The Trustee shall cause such Exchange Shares (together with any dividends or distributions thereon made after the Exchange Date) to be distributed to a Beneficiary that has complied with the relevant provisions of this Agreement, including Section 4.2 and Section 4.3 below, as soon as practicable following the date on which such Beneficiary has provided the Trustee with the certification required by Section 4.2 hereof and any other documentation required hereunder. Upon receipt of such certification and such other information, the Trustee shall prepare and submit a transfer instruction, in the form attached hereto as Exhibit B, to Pacific Stock, or any successor transfer agent, directing the transfer of the applicable aggregate number of Common Shares and Series B Preferred Shares held by the Trust to the certifying Beneficiary. Upon the distribution of the applicable Exchange Shares (together with any dividends or distributions thereon made after the Exchange Date) to a Beneficiary, such Beneficiary’s Beneficial Interest Units shall be automatically terminated and such Beneficiary will cease to be a Beneficiary of the Trust thereupon.

(b)          In the event that there are insufficient Common Shares or Series B Preferred Shares or other assets held by the Trust to honor all requests for distribution made in compliance with this Agreement and received by the Trustee, the Trustee shall notify the Depositor of such deficiency, and the Depositor shall use its best efforts to cause to be issued or delivered to the Trust such number of Series B Preferred Shares (it being understood that for purposes of this Section 4.1(b), all such additional Exchange Shares shall be issued in the same aggregate number, but may be comprised solely of Series B Preferred Shares, at the discretion of the Depositor) and such other assets as shall be necessary to satisfy such deficiency. In no case shall the Trustee have any liability for any such deficiency or for the failure of the Depositor to resolve such deficiency, and the Trustee shall have no obligation to take any action on behalf of a Beneficiary against the Depositor or any other person except as expressly set forth herein.

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SECTION 4.2 Certification of Beneficiary Status. As a condition to its receipt of any distribution from the Trust, each Beneficiary (i) that is or was a registered owner of Common Shares on the books and records of the Depositor must provide the Trustee with the certification as to Beneficiary status in the form attached hereto as Exhibit C-1 (the “Beneficiary Certification”) and (ii) each Beneficiary that holds or held its shares beneficially in “street name” must provide its custodian with the Beneficiary Certification, and such custodian shall provide the Trustee with the certification as to Beneficiary status in the form attached hereto as Exhibit C-2 (together with the Beneficiary Certification, a “Certification”). The Trustee shall be fully protected in relying upon such Certification and shall have no duty or obligation to verify the status of a Beneficiary or the accuracy of such Beneficiary’s claim to its respective portion of the Trust Estate. Notwithstanding anything to the contrary set forth herein, the Depositor, in its absolute discretion, may exempt any Beneficiary from the requirement to provide a Certification by furnishing to the Trustee written notice specifying the identity of the Beneficiary and the number of Beneficial Interest Units held thereby and representing that the Depositor has declared such Beneficiary to be exempt from such requirement (and the Trustee, in making a distribution to any such Beneficiary, shall be fully protected in relying on the Depositor’s representation that such Beneficiary is exempt from such requirement). Upon receipt of any such notice or Certification, the Trustee shall request an email confirmation as to the validity of such notice or Certification by sending an email providing such information, within 2 business days, to yangg@sinovac.com or such other email address as the Depositor may provide to the Trustee from time to time, and Depositor shall consent via reply email to the validity of such notice or Certification (the “Depositor Confirmation”). Following receipt by Trustee of the Depositor Confirmation, Trustee shall, within 2 business days, cause to be distributed to the relevant Beneficiary the aggregate number of Exchange Shares set forth on such notice or Certification, and, upon receipt of any required documentation as set forth in Section 4.3 below, any additional portion of the Trust Estate represented by such Beneficiary’s Beneficial Interest Units and, upon such distribution, such Beneficiary’s Beneficial Interest Units shall be automatically terminated and such Beneficiary shall cease to be a Beneficiary of the Trust; provided, that in no event shall any such distribution to a Beneficiary take place until 14 days following the Exchange Date.

SECTION 4.3 Dividends; Distributions.

4.3.1 Cash Dividends. The Trustee shall receive and hold, subject to the terms of this Agreement, any dividends or distributions declared and paid on the shares included in the Trust Estate (which dividends or distributions shall become part of the Trust Estate) and shall distribute such dividends or distributions to the Beneficiaries at the time such Beneficiary receives its Exchange Shares, in proportion to their respective interests therein in accordance with the terms of this Agreement, such distribution to be equivalent to the dividends or distributions which each respective holder would have otherwise been entitled to receive had such shares not then been included in the Trust Estate at the time of the payment of the dividend or distribution. If any such dividends or distributions have been made and are available for payment or distribution to a Beneficiary, upon receipt of such Beneficiary’s Certification, the Trustee shall notify such Beneficiary of any other documentation the Trustee shall require to effect such payment or distribution. No payment of any dividends or distributions shall be paid until the Trustee has received (a) all documentation and information required to distribute a Beneficiary’s Exchange Shares and (b) such additional documentation as it shall reasonably require in a form satisfactory to it. By acceptance of a Beneficial Interest Unit in the Trust, each Beneficiary agrees that failure to provide such documentation within 120 days of the request therefor will result in a forfeiture of its rights to receive any such dividends or distributions. Payment of any such dividends or distributions shall be made by check or wire transfer as a one-time disbursement to such Beneficiary of its respective portion of the Trust Estate as soon as practicable after the date on which the Trustee has received the required documentation from such Beneficiary.

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4.3.2 Trust Account; Money Need Not Be Segregated. If the Trustee shall receive any dividends or distributions on the Trust Estate, the Trustee shall establish and maintain with itself a non-interest bearing trust account (the “Trust Account”), into which it shall deposit, on the same day as received, such cash dividends or distributions and any future dividends or distributions received by it, for disbursement to the Beneficiaries in accordance with Section 4.3.1 above. No monies received by the Trustee need be segregated in any manner except to the extent required by law, and the Trustee shall not be liable for any interest thereon. Payments, if any, from the Trust Account shall be made in accordance with the terms of this Agreement.

4.3.3 Stock Dividends. The Trustee on behalf of the Trust shall receive and hold, subject to the terms of this Agreement, any securities of the Company issued in respect of the shares included in the Trust Estate by reason of any capital reorganization, stock split, combination, stock dividend or other distribution, including through any exchange of rights (which securities shall become part of the Trust Estate), and shall deliver such securities to the Beneficiaries in proportion to their respective interests therein in accordance with the terms of this Agreement.

4.3.4 Merger, Consolidation and Dissolution. In connection with any merger, consolidation or dissolution involving the Depositor or any shares or other voting securities of the Depositor held in the Trust immediately prior to the effective time of such merger, consolidation or dissolution, such shares and other voting securities, if any, shall be converted at the effective time of such merger or consolidation into shares of stock or other equity interests of the surviving or resulting entity of such merger or consolidation on the same terms as are provided for all other shares or other voting securities of the Depositor of the same class as such shares or other voting securities under the agreement of merger or consolidation, as the case may be, or shall be converted at the effective time of such merger or dissolution into the right to receive the consideration payable in connection with such merger or dissolution on the same terms as are provided for all other shares or other voting securities of the Depositor of the same class as such shares or other voting securities under the agreement of merger or plan of dissolution, as the case may be, and the Trustee shall hold all shares or other equity interests of the surviving or resulting entity into which the shares or other voting securities of the Depositor were directly converted (which shares or other equity interests shall become part of the Trust Estate), or shall receive and hold the consideration payable in connection with any merger or dissolution (which consideration shall become part of the Trust Estate), in each case for the benefit of the Beneficiaries, and shall deliver such shares or other equity interests or such consideration, as the case may be, to the Beneficiaries in proportion to their respective interests therein in accordance with the terms of this Agreement. If the Trustee shall receive cash as consideration in connection with any transaction described in this Section 4.3.4, the Trustee shall establish and maintain with itself a non-interest bearing Trust Account into which it shall deposit, on the same day as received, the amount received by it, for disbursement to the Beneficiaries in accordance with this Agreement.

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ARTICLE V

DEPOSITOR’S AGREEMENTS

The Depositor acknowledges and agrees as follows:

SECTION 5.1 Compensation and Indemnification of the Trustee. The Depositor hereby agrees to (a) compensate the Trustee in accordance with a separate fee agreement with the Trustee, (b) reimburse the Trustee for all reasonable expenses (including reasonable fees and expenses of counsel and other experts) and (c) indemnify, defend and hold harmless the Trustee and any of the officers, directors, employees and agents of the Trustee (the “Indemnified Persons”) from and against any and all losses, damages, liabilities, claims, actions, suits, costs, expenses, disbursements (including the reasonable fees and expenses of counsel and including costs of enforcement of the Depositor’s obligations hereunder), taxes and penalties of any kind and nature whatsoever (collectively, “Liabilities”), to the extent that such Liabilities arise out of or are imposed upon or asserted at any time against such Indemnified Persons with respect to the performance of this Trust Agreement, the creation, operation or termination of the Trust or the transactions contemplated hereby; provided, however, that the Depositor shall not be required to indemnify any Indemnified Person for any Liabilities which are a result of the willful misconduct or gross negligence of such Indemnified Person or the bad faith violation by such Indemnified Person of the implied contractual covenant of good faith and fair dealing. To the fullest extent permitted by law, Liabilities to be incurred by an Indemnified Person shall, from time to time, be advanced by, or on behalf of, the Depositor prior to the final disposition of any matter upon receipt by the Depositor of an undertaking by, or on behalf of, such Indemnified Person to repay such amount if it shall be determined that the Indemnified Person is not entitled to be indemnified under this Trust Agreement. This Section shall survive the termination of the Trust and the Trust Agreement.

ARTICLE VI

CONCERNING THE TRUSTEE

SECTION 6.1 Authority of Trustee; Voting

6.1.1 General Authority. The Trustee is hereby authorized to take all actions required of it pursuant to this Trust Agreement, including, without limitation, executing and delivering, on behalf of the Trust, each certificate or other document attached to this Trust Agreement as an exhibit and any other amendment or other agreement or instrument described herein, all as approved by the Depositor, as evidenced conclusively by the Trustee’s execution thereof. In addition to the foregoing, the Trustee is authorized, but shall not be obligated, to take such actions as the Depositor may from time to time direct in writing.

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6.1.2 Voting. The Trustee shall hold any and all Common Shares and Series B Preferred Shares and any other voting securities of the Depositor (the “voting securities”) included in the Trust Estate under the terms and conditions of this Agreement. The Trustee shall, on behalf of the Trust, have full power and authority, and is hereby fully and exclusively empowered, authorized and obligated: (a) to vote in person or by proxy all such voting securities at all meetings of the shareholders of the Depositor, or (b) to give written consents in lieu of voting such shares at a meeting of the shareholders of the Depositor, in either case in respect of any and all matters on which such shares are entitled to vote under the articles of incorporation or bylaws of the Depositor or applicable law, including, but not limited to, the election of directors, any merger or consolidation, the sale of all or substantially all of the Depositor’s assets, a dissolution of the Depositor and any amendments to the Depositor’s organizational documents. The Trustee shall have no authority or obligation to exercise discretion in respect of the vote to be cast, but instead shall vote (in person or by proxy or by written consent) such voting securities on any matter on which such shares are so entitled to vote in the same proportion as all voting securities of the Depositor held by Exchange Participants (other than such voting securities included in the Trust Estate) that are voted on such matter. The Trustee’s power and obligation to vote such voting securities held under this Agreement and to give written consents in respect thereof pursuant to this Agreement shall be irrevocable for the term of this Agreement. The Trustee (i) shall have the right to waive notice of any meeting of shareholders of the Depositor in respect of such shares and (ii) may exercise any power or perform any act hereunder by an agent or attorney duly authorized and appointed by the Trustee. In furtherance of the foregoing, at any time as instructed in writing by the Depositor, the Trustee shall execute and deliver a proxy in the form attached hereto as Exhibit D, granting the proxy or proxies named therein to cause the voting securities of the Trust to be voted in accordance with this Section 6.1.2. As of the date of this Trust Agreement, the Trustee is hereby authorized and directed to deliver the proxy in the name of Weidong Yin, Nan Wang and Helen Yang at the respective addresses provided by Depositor.

SECTION 6.2 Not Acting in Individual Capacity. Except as expressly provided herein, in accepting the trusts hereby created, the Trustee acts solely as trustee hereunder and not in its individual capacity; and all Persons, having any claim against the Trustee by reason of the transactions contemplated hereunder shall have recourse solely to the Trust Estate (or a part thereof, as the case may be) for payment or satisfaction thereof. The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Trust Agreement and no implied duties (including fiduciary duties), covenants or obligations shall be read into this Trust Agreement against the Trustee.

SECTION 6.3 Interpretation of Trust Agreement. In the event that the Trustee is uncertain as to the application of any provision of this Trust Agreement or any other agreement relating to the transactions contemplated hereby, or such provision is ambiguous as to its application or is, or appears to be, in conflict with any other applicable provision hereof, or in the event that this Trust Agreement permits any determination by the Trustee or is silent or incomplete as to the course of action which the Trustee is required to take with respect to a particular set of facts, the Trustee may seek instructions from the Depositor and shall not be liable to any Person to the extent that it acts in good faith in accordance with the instructions of the Depositor; provided, that if the Trustee shall not have received written instructions from the Depositor pursuant to its request within 10 days after the date of such request (or within such shorter period as may be requested and required under the circumstances), until instructed otherwise by the Depositor, the Trustee may, but shall be under no duty to, take or refrain from taking such action as it shall deem advisable and in the best interests of the Depositor and/or the Trustee.

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SECTION 6.4 Standard of Care. The Trustee accepts the trusts hereby created and agrees to perform the same but only upon the terms of this Trust Agreement. To the fullest extent permitted by law, including Section 3806 of the Delaware Statutory Trust Act, the Trustee shall only have the express duties (including fiduciary duties) provided herein and to the extent the express provisions of this Trust Agreement restrict or eliminate such duties (including fiduciary duties) the terms of this Trust Agreement shall prevail. The Trustee shall have no liability to the Depositor or the Beneficiaries under any circumstances except that the Trustee shall be liable (a) for its own willful misconduct or gross negligence or bad faith violation of the implied contractual covenant of good faith and fair dealing, (b) for liabilities that may result from any representation or warranty of the Trustee hereunder being untrue or inaccurate and (c) for any taxes based on or measured by any fees, commissions or compensation received by the Trustee for acting as trustee or for services rendered in connection with the transactions contemplated hereby. In particular, but not by way of limitation:

(i)          The Trustee shall not be personally liable for any error of judgment made in good faith;

(ii)         The Trustee shall not be required to take any action that is inconsistent with the purposes of the Trust set forth in Section 1.4;

(iii)        No provision of this Trust Agreement shall require the Trustee to expend or risk its personal funds, or otherwise incur any financial liability in the performance of its rights or powers hereunder, if the Trustee shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it;

(iv)       Under no circumstances shall the Trustee be personally liable for any indebtedness or obligation of the Trust;

(v)         The Trustee shall not be liable for the default or misconduct of any third-party, including, without limitation the Depositor, Pacific Stock (or any successor transfer agent or exchange agent), the Depository Trust Company, any Beneficiary or any other Person and shall not be liable for any act or omission taken at the direction of the Depositor;

(vi)        The Trustee shall incur no liability if, by reason of any provision of any present or future law or regulation thereunder, or by any force majeure event, including but not limited to natural disaster, war or other circumstances beyond its control, the Trustee shall be prevented or forbidden from doing or performing any act or thing which the Terms of this Trust Agreement provide shall or may be done or performed;

(vii)       In no event whatsoever shall the Trustee be liable for any representation, warranty, covenant, agreement, indebtedness or other obligation of the Trust;

(viii)      The Trustee shall not be liable for any action it takes or omits to take in good faith reliance on the certification of a Beneficiary, or the written instruction of the Depositor;

(ix)         The Trustee shall not be responsible to supervise or monitor, nor shall the Trustee be liable for the acts or omissions of, the Depositor, any Beneficiary, any nominee, correspondent, clearing agency or securities depositary or any other Person;

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(x)         To the fullest extent permitted by law, the Trustee shall not be responsible or liable for any special, indirect, consequential or punitive damages with respect to any matter whatsoever arising out of this Trust Agreement;

(xi)         notwithstanding anything contained herein, neither the Trustee nor Wilmington Trust, National Association shall be required to take any action in any jurisdiction other than in the State of Delaware if the taking of such action will (A) require the consent or approval or authorization or order of or the giving of notice to, or the registration with or taking of any action in respect of, any state or other governmental authority or agency of any jurisdiction other than the State of Delaware; (B) result in any fee, tax or other governmental charge under the laws of any jurisdiction or any political subdivisions thereof in existence on the date hereof other than the State of Delaware becoming payable by Wilmington Trust, National Association; or (C) subject Wilmington Trust, National Association to personal jurisdiction in any jurisdiction other than the State of Delaware for causes of action arising from acts unrelated to the consummation of the transactions by Wilmington Trust, National Association or the Trustee, as the case may be, contemplated hereby; and

(xii)        Every provision of this Trust Agreement relating to the Trustee shall be subject to the provisions of this Section 6.4.

SECTION 6.5 Reliance on Writings, Use of Agents, Etc. The Trustee shall not incur any liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, email, telegram, order, certificate, report, opinion, bond or other document or paper (including deliveries contemplated by Section 4.2 hereof) reasonably believed by it to be genuine and reasonably believed by it to be signed or sent by the proper party or parties. Unless other evidence in respect thereof is specifically prescribed herein, any request, direction, order or demand of the Depositor or a Beneficiary mentioned herein, shall be sufficiently evidenced by written instruments signed by the Depositor or a Beneficiary. The Trustee may accept a copy of a resolution of the Board of Directors of the Depositor, certified by the Chief Executive Officer or the Chief Financial Officer of the Depositor as duly adopted and in full force and effect, as conclusive evidence that such resolution has been duly adopted by such Person and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically described herein, the Trustee may for all purposes hereof rely on a certificate, signed by the Depositor or a Beneficiary, as to such fact or matter, and such certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon. In the performance of its duties hereunder, the Trustee may execute any of the trusts or powers hereof and perform its powers and duties hereunder directly or, at the expense of the Depositor, through agents or attorneys and may, at the reasonable expense of the Depositor, consult with counsel, accountants and other skilled Persons to be selected and employed by it or them, and the Trustee shall not be liable for anything done, suffered or omitted by it, in good faith and in accordance with the advice or opinion of any such counsel, accountants or other skilled Persons appointed with due care and the Trustee shall not be liable for the negligence of any such agent, attorney, counsel, accountant or other skilled Person appointed by it or them, as applicable, with due care hereunder. Notwithstanding any other provision contained herein, the Trustee shall not be required to confirm or verify that a person purporting to be a Beneficiary is in fact a Beneficiary and shall not be required confirm or verify that such person is entitled to the Exchange Shares it requests.

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SECTION 6.6 No Action Except Under Specified Documents or Instructions. The Trustee shall not manage, control, use, operate, lease, sell, dispose of or otherwise deal with the Trust Estate except (a) in accordance with the terms of this Trust Agreement, (b) in accordance with the powers granted to, or the authority conferred upon, the Trustee pursuant to this Trust Agreement or (c) in accordance with written instructions from the Depositor pursuant to Section 6.1.1 or 6.3 hereof. The Trustee shall not be required to take any action under this Trust Agreement unless the Trustee shall have been indemnified by the Depositor, in manner and form satisfactory to the Trustee, against any liability, cost or expense (including counsel fees and disbursements) which may be incurred in connection therewith; and if the Depositor shall have directed the Trustee to take any such action or refrain from taking any action, the Depositor agrees to furnish such indemnity as shall be required and, in addition, to pay the reasonable compensation of the Trustee for the services performed or to be performed by it pursuant to such direction. The Trustee shall not be required to take any action under this Trust Agreement if the Trustee shall reasonably determine or shall have been advised by counsel that such action is contrary to the terms of this Agreement or is otherwise contrary to law. The Trustee shall be under no obligation to institute, conduct or defend any litigation, at the request, order or direction of the Beneficiaries or any other Person, unless such Beneficiaries have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Trustee (including, without limitation, the reasonable fees and expenses of its counsel) therein or thereby, including such advances as the Trustee shall request. Notwithstanding anything to the contrary in this Agreement, except as otherwise required by applicable law, the Trustee and the Trust shall not accept an assignment of any right of action from, or assume any liabilities of, any person other than the Depositor, and no part of the Trust Estate or the proceeds, revenue, or income therefrom shall be used or disposed of by the Trustee or the Trust in furtherance of any business other than as contemplated by this Agreement.

SECTION 6.7 Exculpatory Provisions. Any and all exculpatory provisions, immunities and indemnities in favor of the Trustee under this Trust Agreement shall inure to the benefit of the Trustee in its individual capacity or as a party to any agreement referred to herein or therein.

SECTION 6.8 Trustee Not Liable for Trust Estate. The recitals contained herein shall be taken as the statements of the Depositor, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representations as to the validity or sufficiency of this Trust Agreement or of any related documents. The Trustee shall at no time have any responsibility or liability for or with respect to the genuineness, sufficiency or validity of the Trust Estate.

SECTION 6.9 Trustee May Own Beneficial Unit Interests or Capital Stock. The Trustee in its individual or any other capacity may become the owner or pledgee of Beneficial Unit Interests or Common Shares or Series B Preferred Shares of the Depositor and may deal with the Beneficiaries and the Depositor in banking transactions with the same rights as it would have if it were not the Trustee.

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SECTION 6.10 Certain Rights of the Trustee. Notwithstanding anything contained herein to the contrary, the Trustee shall not be responsible for ascertaining whether any transfer complies with the registration provisions or exemptions from the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, applicable state securities law, the Employee Retirement Income Security Act, the Investment Company Act of 1940, any other applicable law, or the provisions of this Agreement. To the extent that, any reports or other related filings are required to be filed by the Trustee in connection with the Trust or its duties under this Trust Agreement, under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, applicable state securities law, the Employee Retirement Income Security Act, the Investment Company Act of 1940, or any other applicable law, Latham and Watkins (or other counsel acceptable to the Trustee) on behalf of the Depositor shall advise the Trustee of such requirements and shall prepare such reports or filings on behalf of the Trustee and shall provide legal advice and counsel to the Trustee in connection therewith, which preparation and legal advice shall be at the sole expense of the Depositor. The Trustee shall have no duty or obligation (a) to enquire as to whether any potentially applicable requirements set forth in the preceding sentence do apply or (b) to prepare or file any tax returns or other filings on behalf of the Trust, all of which shall be prepared or filed or be caused to be prepared or filed by the Depositor on behalf of the Trust. Except as expressly provided herein, the Trustee shall have no duty to (i) see to any recording or filing of any document, (ii) see to the payment or discharge of any tax, assessment or other governmental charge or any lien or encumbrance of any kind owing with respect to, assessed or levied against any part of the Trust, or (iii) to confirm or verify any financial statements or to inspect the Depositor’s books and records at any time.

SECTION 6.11 It shall be the Depositor’s duty and responsibility, and not the Trustee’s duty or responsibility, to cause the Trust to respond to, defend, participate in or otherwise act in connection with any regulatory, administrative, governmental, investigative or other proceeding or inquiry relating in any way to the Trust, its assets or the conduct of its business.

ARTICLE VII

RESIGNATION AND REMOVAL OF TRUSTEE;

APPOINTMENT OF SUCCESSORS; CO-TRUSTEE

SECTION 7.1 Resignation; Successor Trustee. The Trustee or any successor thereto may, with respect to the Trust, resign at any time without cause by giving at least 30 days’ prior written notice to the Depositor, such resignation to be effective upon the acceptance of appointment of a successor trustee as hereinafter provided. In addition, the Depositor may at any time with respect to the Trust Estate remove the Trustee without cause by an instrument in writing, delivered to the Trustee, such removal to be effective upon the acceptance of appointment by the successor trustee as hereinafter provided. In the case of the resignation or removal of the Trustee, the Depositor shall appoint, subject to Section 7.3 hereof, a successor Trustee or Trustees by an instrument signed by the Depositor. If the Depositor shall not have appointed a successor Trustee or Trustees within 30 days after such resignation or removal, the Trustee shall continue as Trustee and may apply at the expense of the Depositor to any court of competent jurisdiction to appoint a successor Trustee to act until such time, if any, as a successor or successors shall have been appointed by the Depositor as above provided; any successor Trustee so appointed by such court shall immediately and without further act be superseded by any successor Trustee thereafter appointed by the Depositor.

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A successor Trustee hereunder shall be deemed a Trustee for all purposes hereof, and each reference herein to the Trustee shall thereafter be deemed to include such successor.

SECTION 7.2 Acceptance of Appointment. Any successor Trustee, whether appointed by a court, the Depositor or the Trustee, shall execute and deliver to its predecessor Trustee an instrument reasonably satisfactory to such predecessor Trustee accepting such appointment, and thereupon such successor Trustee, without further act, shall with respect to the Trust become vested with all the estates, properties, rights, powers, duties and trusts of the predecessor Trustee in the trusts hereunder with like effect as if originally named as an Trustee herein; but nevertheless upon the written request of such successor Trustee such predecessor Trustee shall execute and deliver an instrument reasonably satisfactory to such successor Trustee transferring to such successor Trustee, upon the trusts herein expressed, all the estates, properties, rights, powers and trusts of such predecessor Trustee, and such predecessor Trustee shall duly assign, transfer, deliver and pay over to such successor Trustee any property or monies then held by such predecessor Trustee upon the trusts herein expressed. Any successor Trustee shall execute and file an amendment to the certificate of trust of the Trust with the Delaware Secretary of State changing the name and business address in the State of Delaware of the Trustee.

SECTION 7.3 Qualification of Successor Trustee. Any successor to the Trustee, however appointed, shall be a bank or trust company organized under the laws of the United States or any jurisdiction thereof having a combined capital and surplus of at least $50,000,000 and shall satisfy the requirements of Section 3807 of the Delaware Statutory Trust Act, provided, that there exists such an institution willing, able and legally qualified to perform the duties of the Trustee hereunder upon reasonable or customary terms.

SECTION 7.4 Merger of Trustee. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from or surviving any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation to which all or substantially all the corporate trust business of the Trustee may be transferred, shall, subject to the terms of this Article, succeed to the Trustee’s position as Trustee under this Trust Agreement without any further act.

SECTION 7.5 Status of Successor Trustee. A successor Trustee shall have the same duties, powers and discretion conferred herein on the Trustee. A successor Trustee may accept the assets of the Trust Estate delivered to it by its predecessor Trustee as constituting the entire assets of the Trust Estate and shall not be required to take any action to determine what constitutes the Trust Estate or to obtain possession of any assets thereof or to investigate any acts, omissions or misconduct of its predecessor Trustee.

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SECTION 7.6 Co-Trustee. At any time or times, for the purpose of meeting the legal requirements of any jurisdiction in which any part of the Trust Estate hereunder may at the time be located, the Trustee shall have power to appoint one or more Persons (who may be officers or affiliates of the Trustee) or institutions to act as co-Trustee, jointly with the Trustee or separately from the Trustee at the direct written instruction of the Depositor, in either case as required by applicable state law, of all or any part of the Trust Estate hereunder, or of any property constituting part thereof, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity as aforesaid, any property, title, right or power deemed necessary or desirable. All provisions of this Trust Agreement which are for the benefit of the Trustee shall extend to and apply to each co-Trustee appointed pursuant to the foregoing provisions of this Section.

ARTICLE VIII

DISSOLUTION AND TERMINATION OF AND AMENDMENT TO TRUST

SECTION 8.1 Dissolution of Trust; Termination of Trust Agreement. The Trust will dissolve upon the earlier of (a) the date upon which all property constituting part of the Trust Estate has been disposed by the Trustee and there are no outstanding bona fide requests for distribution hereunder that, if honored, would result in a deficiency in the Trust Estate or (b) the time at which all property constituting part of the Trust Estate would otherwise escheat to any applicable governing body under any escheat laws that would otherwise apply to such property or (c) the date upon which all property constituting part of the Trust Estate has been disposed by the Trustee pursuant to the following sentence. If there has been no bona fide request for a distribution of Exchange Shares for a period of one year since the most recent bona fide request for a distribution of Exchange Shares, the Depositor may instruct Trustee in writing to distribute the outstanding capital shares of Depositor then in the Trust Estate to the Depositor, which Trustee shall do by submitting a transfer instruction to Pacific Stock (or any successor transfer agent) for such shares to be distributed to Depositor. Promptly upon dissolution of the Trust, and after the payment or the making of reasonable provision for the payment of any claims or obligations of the Trust in accordance with Section 3808 of the Delaware Statutory Trust Act, the Trustee shall file, at the direction and expense of the Depositor, a certificate of cancellation with the Delaware Secretary of State and thereupon this Agreement (except for those provisions that expressly survive) and the Trust shall terminate. The property, if any, constituting part of the Trust Estate immediately prior to such termination shall, concurrently with the termination, be distributed to the Depositor.

SECTION 8.2 Supplements and Amendments to this Trust Agreement. (a) At any time and from time to time (i) the Trustee, together with the Depositor, may execute and deliver an amendment or a supplement to this Trust Agreement to the extent, but only to the extent, that it relates to the Trust for the purpose of adding provisions to or changing or eliminating provisions of this Trust Agreement and the Trust as specified in a written request of the Depositor and (ii) upon the written request of the Depositor, the Trustee shall enter into such written amendment of or supplement to any of the other documents referred to herein as the Depositor may agree to (to the extent such agreement is required) and as may be specified in such request, or execute and deliver such written waiver or modification of the terms of any such other document as may be specified in such request.

(b)         Prior to executing any document required to be executed by it pursuant to the terms of Section 8.2(a), the Trustee shall be entitled to receive (a) an opinion of counsel to the effect that the execution of such document is authorized hereunder and (b) an Officer’s Certificate of the Depositor to the effect that all conditions precedent to the execution of the amendment or supplement have been met. If, in the reasonable opinion of the Trustee, any such document adversely affects any right, duty, immunity or indemnity in favor of the Trustee hereunder, the Trustee may in its discretion decline to execute such document, unless the Trustee shall have been indemnified therefor by the Depositor in manner and form satisfactory to the Trustee.

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SECTION 8.3 Limitations on Rights of Others. Nothing in this Trust Agreement, whether express or implied, shall be construed to give to any Person other than the Trustee, the Beneficiaries and the Depositor any legal or equitable right, remedy or claim under or in respect of this Trust Agreement, any covenants, conditions or provisions contained herein or in the Trust Estate, all of which are and shall be construed to be for the sole and exclusive benefit of the Trustee, the Depositor and the Beneficiaries.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1 Entire Agreement. This Trust Agreement embodies the entire agreement and understanding between the Depositor and the Trustee relating to the subject matter hereof and of the Trust created pursuant hereto, and upon execution and delivery hereof, this Trust Agreement will supersede any prior agreements and understandings relating to the Trust created hereby.

SECTION 9.2 Notices. Except as otherwise set forth herein, all notices, consents and other communications relating to this Trust Agreement shall be given as follows:

(i)	if to the Depositor, at

Sinovac Biotech Ltd.

No. 15 Zhi Tong Road,

Zhongguancun Science and Technology Park

Changping District, Beijing 102200

People’s Republic of China

Phone: +86-10-5693-1886 / +86-10-8279-9871

Fax: +86-10-6296-6910

Email: yangg@sinovac.com

and

(ii)	if to the Trustee, at

Wilmington Trust, National Association

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attn: Corporate Trust Administration

Phone: (302) 636-6128

Fax: (302) 636-4140

Email: rsimpson@wilmingtontrust.com

or such other address, telephone or telecopy number or other destination as the Depositor or the Trustee may from time to time designate by notice given in accordance with the provisions of this Section 9.2.

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SECTION 9.3 Governing Law; Jurisdiction. This Trust Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto and the Beneficiaries agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware or if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in any other court in the State of Delaware with subject matter jurisdiction, including in the United States District Court for the District of Delaware, and each of the parties hereby irrevocably consent to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Each of the parties hereto unconditionally agrees that, to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts and such service shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party within the State of Delaware.

SECTION 9.4 Benefit of Parties, Successors and Assigns. This instrument shall be binding upon, and shall inure solely to the benefit of, the Beneficiaries and the parties hereto and their respective successors and assigns.

SECTION 9.5 Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Trust Agreement and the establishment of the Trust.

SECTION 9.6 Severability of Invalid Provisions. Any provision of this Trust Agreement which is prohibited or unenforceable in any jurisdiction as to the Trust shall, as to the Trust and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto hereby waive with respect to the Trust any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

SECTION 9.7 Effect of Waiver; Remedies Not Exclusive. Waiver of the breach of any provision hereunder shall not be deemed a waiver of any prior or subsequent breach of the same or any other provision hereof. Pursuit of any remedy with respect to the Trust shall not be deemed the waiver of any other remedy hereunder or at law or in equity.

SECTION 9.8 Representations and Warranties. The Depositor hereby represents and warrants to the Trustee, as of the date hereof, that:

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(a)          Due Organization. The Depositor is a corporation duly organized and validly existing in good standing under the laws of Antigua, and has the power and authority to enter into and perform its obligations under this Trust Agreement.

(b)          Due Authorization. The execution, delivery and performance by the Depositor of this Trust Agreement has been duly authorized by all necessary action on the part of the Depositor and does not require the consent or approval of its shareholders or any trustee or holder of any of its indebtedness or other obligations, except such as have been duly obtained, given or accomplished.

(c)          Execution; Enforceability. This Trust Agreement has been duly executed and delivered by the Depositor and (assuming the due authorization, execution and delivery by the Trustee of this Trust Agreement) this Trust Agreement constitutes the Depositor’s legal, valid and binding obligation, enforceable against it in accordance with the terms hereof, subject to applicable bankruptcy laws and laws affecting the rights of creditors generally.

(d)          No Violation; No Consent. Neither the Depositor nor the Trust is an “Investment Company” or a company controlled by an “Investment Company” required to register as such under the Investment Company Act of 1940, as amended and that the execution, delivery and performance of this Trust Agreement does not and will not violate or require any consent or approval of, the withholding of objection on the part of, the giving of notice to, the filing, registration or qualification with, or the taking of any other action under, any agreement, license indenture or instrument to which it is a party or by which it is bound or any provision of any law, rule, regulation, judgment, order, writ, injunction or decree of any court or governmental authority applicable to it or any of its property.

SECTION 9.9 References to Agreements and Instruments. Except as otherwise indicated, all the agreements and instruments herein defined shall mean such agreements or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms hereof and thereof.

SECTION 9.10 Headings. The division of this Trust Agreement into articles and sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Trust Agreement.

SECTION 9.11 Counterpart Execution and Dating. This Trust Agreement and any amendment or supplement to this Trust Agreement may be executed in any number of counterparts and by the different parties hereto and thereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument. Fully executed sets of counterparts shall be delivered to, and retained by, the parties hereto.

SECTION 9.12 Limitation on the Depositor’s and the Beneficiaries’ Liability. The Depositor shall not have any liability for the performance of this Trust Agreement except as expressly set forth herein. The Beneficiaries shall be entitled to the same limitation of personal liability extended to shareholders of private corporations for profit organized under the general corporation law of the State of Delaware.

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IN WITNESS WHEREOF, the parties hereto have each caused this Trust Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above set forth.

Sinovac Biotech Ltd.

By:	/s/ Weidong Yin
	Name:	Weidong Yin
	Title:	Chairman of the Board of Directors and Chief Executive Officer Sinovac Biotech Ltd.

[Signature Page to Trust Agreement]

IN WITNESS WHEREOF, the parties hereto have each caused this Trust Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above set forth.

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Rachel Simpson
Name: Rachel Simpson
Title: Vice President

[Signature Page to Trust Agreement]